UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 1, 2024

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

New York, NY 10010

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Distribution Declaration

On March 1, 2024, Landa Holdings, Inc. (the "Manager"), as manager to each of the following series (each a "Series" and collectively the "Series") of the Company, declared and paid a cash distribution (the "Distribution") for such Series for the month of  February 2024 (the "Distribution Period"), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series ("Shares") will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	$2,775	$0.038
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC (3) (4)	$4,613.65	$0.069
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	$3,225	$0.039
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC (2) (3)	$0	$0
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	$1,312.12	$0.013
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC (3) (5)	$825	$0.034

(1) Distributions by this Series were made based on the total Shares outstanding as of March 1, 2024.

(2) The tenant occupying Unit 3 is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(3) This Property has one or more apartment units that are currently vacant. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(4) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of February.

(5) The tenant occupying Unit 4 is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC's website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2024	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

2

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)	Monthly Rental Income($)(2)	Monthly Insurance Expense($)	Monthly Management Fee (%)
1.	Landa Series 132 Cornelia Street Brooklyn NY LLC (3)	open	06/28/2022	03/04/2024	73,114	1,390,164.74	9,247.62	0	269.35	5%
2.	Landa Series 1363 Hancock Street Brooklyn NY LLC (3)	open	06/28/2022	03/04/2024	67,315	1,842,140.94	11,922.5	0	570	5%
3.	Landa Series 24 Ditmars Street Brooklyn NY LLC (3)	open	06/28/2022	03/04/2024	83,758	1,687,243.77	14,215	0	289	5%
4.	Landa Series 368 Irwin Street NE Atlanta GA LLC (4)	closed	06/28/2022	11/13/2023	100,000	1,196,952	4,325	0	212.33	8%
5.	Landa Series 6696 Mableton Parkway SE Mableton GA LLC (4)	closed	06/28/2022	12/15/2022	100,000	505,527	4,373.75	0	188.27	8%
6.	Landa Series 996 Greenwood Avenue NE Atlanta GA LLC (4)	open	06/28/2022	03/03/2024	24,496	622,725.06	2,750	0	1,187	8%

(1) Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 100,000 Shares

(2) The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(3) The Monthly Management Fee payable by each Series is expected to equal five percent (5%) of the Gross Monthly Rent.

(4) The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.